Exhibit 99.41

i-80 Gold Reports 2021 Q2 Results

Reno Nevada, August 10, 2021 - i-80 GOLD CORP. (TSX:IAU) (IAUCF:OTC) (“i-80”, or the “Company”) is pleased to report its unaudited operating and financial results for the three and six months ended June 30, 2021. i-80’s unaudited condensed interim consolidated financial statements (“financial statements”), as well as i-80’s management discussion and analysis (“MD&A”) for the three and six months ended June 30, 2021, are available on the Company’s website at www.i80gold.com and on SEDAR at www.sedar.com

2021 Second Quarter Highlights

•	First quarter as a publicly traded Company
•	Completed acquisition of the Granite Creek Project
•	Completed C$80.4 million financing
•	Gold production of 4,972 ounces, year-to-date production of 11,075 ounces
•	Gold sales of 5,745 ounces, year-to-date sales of 13,274 ounces
•	Total revenue of $10.3 million, $23.8 million year-to-date
•	Mine operating income of $3.4 million and a net loss of $7.1 million for the quarter, mine operating income of $9.6 million and a net loss of $4.2 million year-to-date
•	Adjusted loss for the quarter of $2.6 million and adjusted income of $0.2 million year-to-date
•	Period end cash and cash equivalents balance of $70.1 million

“Q2 was a groundbreaking quarter for the Company. We completed the spin-out from Premier Gold Mines, closed the acquisition of the Granite Creek project and the adjacent Christison land package, and finalized the subscription receipt financing. With these transactions completed the Company is well positioned, with $70 million in cash and no debt, to advance the projects within our portfolio to achieve our goal of building a mid-tier gold producer.”, stated Ewan Downie, CEO.

“The acquisition of the Granite Creek Project provides the company with near-term production potential from the historic underground workings and mid-term potential for an open pit project. i-80 is excited to have launched an aggressive drilling campaign, with approximately 22,000 meters of drilling planned.”, added Mr. Downie.

Three months ended June 30, 2021

A total of 4,972 ounces of gold were produced during Q2 2021 compared to 4,765 ounces of gold during Q2 2020 from South Arturo. The increase in ounces period over period was the result of stope sequencing in which an increased tonnage was offset by lower grade material.

The Company reported total revenue of $10.3 million and a mine operating income of $3.4 million during the second quarter compared to revenue of $10.9 million and mine operating income of $3.1 million during Q2 2020. The decrease in Q2 revenue when compared to the same period in 2020 was primarily due to the sales of 576 less ounces during the period offset by an increase in the average realized gold price of $63 to $1,784 per ounce.

Total mine operating income of $3.4 million for Q2 2021 compared to income of $3.1 in Q2 2020 illustrates the consistent nature of our operating property. A total of $2.7 million in exploration and pre-development expenses were incurred during the quarter. These expenses along with non-recurring restructuring costs of $4.4 million resulted in a net loss for the quarter of $7.1 million. The results for the quarter were impacted by one-time restructuring costs resulting from the spin out of i-80 gold from Premier Gold Mines Ltd. and when taken into account resulted in an adjusted loss of $2.6 million for the quarter.

Six months ended June 30, 2021

A total of 11,075 ounces of gold were produced for the six months ended June 30, 2021, compared to 11,495 ounces of gold for the prior year period.

The Company reported total revenue of $23.8 million and mine operating income of $9.6 million for the six months ended June 30, 2021 compared to revenue of $19.3 million and mine operating income of $4.7 million for the prior year period. The reduction in production when compared to the prior year period is the result of stope sequencing within the mine resulting in increased waste tonnes in the current period. Revenue and operating income increase when compared to the previous period primarily as a result of a $139 dollar per ounce increase in average realized price.

A total of $3.3 million in exploration and pre-development expenses were incurred during the six months ended June 30, 2021. These expenses along with $4.4 million of non-recurring restructuring costs contributed to a net loss of $4.2 million reported for the year-to-date period. When Adjusted for the restructuring costs resulted in adjusted earnings of $0.2 million year-to-date.

The Company closed the quarter with cash and cash equivalents of $70.1 million.

South Arturo

The South Arturo Mine in Nevada is a joint venture, operated by Nevada Gold Mines LLC, with Barrick Gold Corporation (“Barrick”). Several opportunities exist on the property including the recently developed El Nino underground mine. El Nino is the second mine to be developed at South Arturo and as with the Phase 2 open pit it has delivered consistent results.

Table 2: South Arturo Selected Financial and Operating Results

		Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, unless otherwise stated) (iv)		2021	2020	2021	2020
Ore & Metals
Ore milled	tonnes	25,089	17,863	53,711	45,032
Gold produced	ounces	4,972	4,765	11,075	11,495
Silver produced	ounces	867	567	1,443	1,192
Gold sold	ounces	5,745	6,321	13,274	11,628
Average gold grade	grams/t	7.05	9.32	7.30	8.24
Average gold recovery rate	%	87.4	89.0	87.8	87.4
Realized Price
Average realized gold price (i,ii)	$/ounce	1,784	1,721	1,795	1,656
Non-IFRS Performance Measures
By-product cash costs per ounce of gold sold (i,ii,iii)	$/ounce	1,143	990	969	983
By-product all- in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	1,337	1,026	1,104	1,031
Financial Measures
Gold revenue	m $	10.2	10.9	23.8	19.3
Mine operating income / (loss)	m $	3.4	3.1	9.6	4.7
Exploration, evaluation & pre-development expense	m $	0.3	0.0	0.5	0.0
Capital
Total capital expenditures	m $	0.5	0.5	1.1	0.0
Capital expenditures - sustaining (i,ii)	m $	0.7	0.0	0.7	0.0
Capital expenditures - expansionary (i,ii)	m $	(0.3)	0.5	0.4	0.0
(i) A cautionary note regarding Non-IFRS financial metrics is included in the "Non-IFRS Measures" section of this Management's Discussion and Analysis.
(ii) Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Measures" of this Management's Discussion and Analysis.
(iii) Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported.
(iv) May not add due to rounding.

There has been little to no impact on the operations at South Arturo due to COVID-19 pandemic. Measures were successfully implemented by the operator to control the risk to the employees and communities.

The joint venture is currently assessing additional development opportunities, including the Phase 1 and Phase 3 underground and open pit projects as well as the potential for an on-site heap leach facility. The Company expects to complete an updated technical report for South Arturo during the third quarter with the goal of providing a long-term view of the opportunity presented by this project.

Granite Creek

The Granite Creek Project is located at the intersection of the Getchell gold belt and the Battle Mountain-Eureka trend immediately south of Nevada Gold Mines’ Turquoise Ridge operation. Open pit mining occurred on the property between 1980 and 1999 and underground test mining (the Pinson Mine) was conducted in the early 2010s. The Project currently hosts high-grade open-pit and underground deposits (see table 1 below) and the underground mine workings have been in care and maintenance since 2015.

On April 15, the Company completed the previously announced purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood was the owner of the Granite Creek for consideration consisting of US$50 million in cash and common shares, plus contingent value rights and warrants.

During the quarter, the Company completed the rehabilitation of underground drill bays and performed 2,046 meters of surface and underground drilling as part of a program that is expected to consist of approximately 22,000 meters of drilling. Drilling has successfully intersected mineralization in every target area both inside and outside of the current resource areas and initial assay results are expected to be released in the near future.

The primary goal of the 2021 drill program is to advance the underground deposit to production, and advance permitting and feasibility work on the open pit opportunity. Underground drilling will be focused on delineating sufficient resources for developing a near-term development and mining plan. Ongoing surface drilling will also test near-surface mineralization for metallurgical and geotechnical purposes, open pit definition and expansion, and to advance permitting for open pit mining including on-site heap leach processing.

Second Quarter Financial Results Webcast

The Company will host a live conference call and webcast on August 11th 2021, commencing at 10:00 am ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team.

Conference Call
North American Toll-free:	1-866-248-8441

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until August 18, 2021.

North American Toll-free Replay:	1-888-203-1112
Replay Code:	3652970

The scientific and technical information contained in this press release was reviewed by Tim George, PE, Manager of Engineering Services, and a Qualified Person within the meaning of National Instrument 43--101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo, advancing the Granite Creek Project through economic studies and then on to development, and the advanced exploration for the 100%-owned McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.